Annual Shareholder Meetings Results:
Income Opportunity held their annual meeting of shareholders on April 14, 2010 which was adjourned to April 21, 2010.

Income Opportunity:

Shareholders voted as indicated below:
								Withheld
					Affirmative 		Authority

Re-election of Paul Belica
Class II to serve until 2013 		 12,480,046 		 436,991
Election of James A. Jacobson
Class II to serve until 2013 		 12,528,852 		 388,185
Re-election of John C. Maney +
Class II to serve until 2013 		 12,536,369 		 380,668

Messrs. Hans W. Kertess, William B. Ogden, IV and R. Peter Sullivan III continue to serve as Trustees.

* Preferred Shares Trustee
+ Interested Trustee